UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

5, Place de la Gare

L-1616 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 23, 2023, Spotify Technology S.A. (the “Company”) announced a reduction in the Company’s employee base by about 6% across the Company. The Company estimates that it will incur approximately €35-45 million in severance-related charges.

The Company also announced that, as part of a broader reorganization, Dawn Ostroff, Chief Content & Advertising Business Officer, will leave the Company. Ms. Ostroff will assume the role of a senior advisor to the Company to help facilitate this transition.

The Company also announced that, as part of such reorganization, Alex Norström, currently Chief Freemium Business Officer, and Gustav Söderström, currently Chief Research & Development Officer, will each take on additional responsibilities and be appointed as co-presidents of the Company.

Cautionary Note on Forward-Looking Statements

This report contains estimates and forward-looking statements, including statements regarding the benefits, costs, and charges related to the Company’s reduction in the total number of employees. The Company’s estimates and forward-looking statements are mainly based on the Company’s current expectations and estimates of future events and trends, which affect or may affect the Company’s businesses and operations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to the Company. Many important factors may adversely affect the Company’s results as indicated in forward-looking statements. A detailed discussion of these factors that could cause actual results and events to differ materially from the Company’s estimates and forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed with the SEC on February 3, 2022, as updated by subsequently filed reports with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: January 23, 2023	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer